WESTMORELAND COAL COMPANY
2nd Floor, 2 North Cascade Avenue, Colorado Springs, CO 80903
Phone: (719) 442-2600 • Fax: (719) 448-8098
August 8, 2011
Ms. Anne Nguyen Parker
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
RE:	WESTMORELAND COAL COMPANY Registration Statement on Form S-1 Filed June 30, 2011 File No. 333-175254
Dear Ms. Nguyen Parker,
Westmoreland Coal Company (the “Company”) is in receipt of the comment letter dated July 26, 2011 (the “Comment Letter”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in respect of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). In connection therewith, the Company has filed via EDGAR an amended Registration Statement on Form S-1/A (the “Form S-1/A”) that incorporates the changes made in response to the Comment Letter, as well as certain other updated information.
Please note that in the Form S-1/A, we have increased the number of shares to be contributed to the pension to 425,000 shares of common stock. Due to falling stock prices and the finalization of our required contribution to our pension to comply with a debt-related covenant, the Board of Directors authorized the issuance of an additional 175,000 shares to the pension plans as a cash conservation mechanism. As such, we have increased the contemplated stock contribution in the Form S-1/A in line with the Board’s approval.
The Company submits this letter in response to the Comment Letter. For ease of reference, the text of each of the Staff’s comments is reproduced in bold-face type below, followed by the Company’s responses.

Responses to Staff Comments
Registration Statement on Form S-1
General
1. Please be advised that comments on the Form 10-K must be resolved before the desired effective date of the registration statement.
We understand that the comments on the Form 10-K must be resolved before the Registration Statement can be declared effective. The Company submitted a response to the Staff’s comment on the Form 10-K on July 29, 2011.
2. We note your statement on the prospectus cover page that “[t]he selling securityholders received the securities in transactions exempt from the registration requirements of the Securities Act of 1933.” Elsewhere, such as at page 19, you indicate that in fact the company has not yet contributed the shares to the plan. If you have not yet contributed the shares to the retirement plan, you cannot file a registration statement for the trust’s secondary offering and simultaneously claim reliance upon the Section 4(2) exemption for the company’s contribution of the shares to the plan. For guidance, refer to Question 134.01 of the Securities Act Sections Compliance and Disclosure Interpretations, available on our website at: http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm. Please confirm your understanding in this regard, or provide us with your detailed analysis if you disagree.
Please note that the Form S-1/A has been revised to indicate that the contribution (the “Contribution”) of shares of Westmoreland Coal Company common stock (the “Shares”) to the Westmoreland Coal Company Retirement Plan Trust (the “Trust”) will occur in a single transaction that will occur contemporaneously with the effectiveness of the Registration Statement. In addition, the Form S-1/A has also been revised to clarify the timing and manner of the Contribution. In particular, the referenced sentence on the cover page of the prospectus has been revised to state that “[t]he selling securityholder has received the securities in a transfer to which the registration requirements of the Securities Act of 1933, as amended, do not apply.”
With respect to Question 134.01, we believe that it is inapplicable in these circumstances, as the Contribution is not a “sale” for Securities Act purposes. The Contribution will be effected as a result of the unilateral act of the Company, and the Trust will therefore make no investment decision to receive the Shares.  See Securities Act Release 33-6188, Employee Benefit Plans at Section V.A (emphasis added) (“Many plans invest part or all of their assets in stock or other securities of the employer. There are three primary sources that a plan can draw upon to acquire employer securities: the employer, affiliates of the employer, and persons selling their securities in the open market. Generally, no matter from whom the securities are obtained, registration will not be necessary with respect to the acquisition transaction by the plan. The reasons for this result will vary, depending on the manner of acquisition. For instance, there may be no sale involved (as in the case of a contribution of stock or cash to the plan by the employer)....”).

Because reliance on the Section 4(2) exemption is therefore not necessary to complete the Contribution, the Company believes that the guidance set forth in Question 134.01 is not relevant. We have revised the Registration Statement to remove any implication that the Company will rely on Section 4(2) to complete the Contribution.
Furthermore, even if the Contribution were deemed to constitute a “sale,” we believe that Question 134.01 would be inapplicable in these circumstances. Question 134.01 addresses the implications of Section 4(2) with respect to investment transactions the terms of which are negotiated by the parties, whereas the Contribution is a transaction governed substantially by the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). We believe this distinction is important to the application of Question 134.01 and the principles referenced therein.
Question 134.01 states that having a resale registration statement on file before an initial private placement is completed would cast doubt on the availability of the Section 4(2) exemption for the private placement because the existence of the registration statement would demonstrate that a distribution of the securities by the purchasers in the private placement is “clearly contemplated.” While that may be the case in a typical PIPE or similar investment transaction, it is not the case here – the Registration Statement is being filed not to facilitate a distribution of Shares by the Trust, but instead to comply with ERISA. Under ERISA, the contribution of securities to a plan, including a plan trust, is permitted if the securities meet certain tests and if the contribution is for “adequate consideration.” This test will be satisfied if the value of a Share is equal to the price of a share of Westmoreland common stock on a national securities exchange on the date of the Contribution. A contribution of restricted shares would not meet this test, as the shares would trade at a discount to the market price. However, if a resale registration statement is in effect with respect to the contributed shares, they would have the same value as the required cash contribution and would therefore be permitted under ERISA. Because the function of the Registration Statement is to facilitate compliance with ERISA rather than a contemplated distribution of the Shares, we believe that the Section 4(2) exemption would be available here notwithstanding the guidance set forth in Question 134.01. We note in this respect that (i) as described in the Registration Statement, whether, when and how the Trust ultimately disposes of the Shares will be determined in the sole discretion of an independent registered investment advisor (the “Investment Advisor”) selected by the administrator of the Westmoreland Coal Company Retirement Plan and (ii) all decisions relating to the disposition of the Shares will be subject to ERISA’s fiduciary duty requirements. See ERISA Section 404(a)(1) (an ERISA fiduciary must “discharge his duties solely in the interest of the participants and beneficiaries and for the exclusive purpose of providing benefits to participants and their beneficiaries...”).
3. Given that the company has not yet contributed the shares to the retirement plan, and given your statement at page 20 that the trust will offer for sale all of the shares of common stock that the company contributes, it appears that this offering is an indirect primary offering of the company’s shares, which the trust is acquiring with a view to distribution. As such, please name the trust as an underwriter.
The referenced statement on page 20 has been modified to clarify that the Trust may sell all, some or none of the Shares and (ii) as discussed above in the response to Comment 2, all decisions with respect to sales of the Shares will be made exclusively by the Investment Advisor.

We have considered Staff guidance on the subject of whether an offering is properly characterized as primary or secondary, in particular Securities Act Rules Compliance and Disclosure Interpretation 612.09, and have concluded that the offering contemplated by the Registration Statement is a secondary offering. That interpretation indicates that factors to be considered include “how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.” The Trust is a legal entity separate and distinct from the Company and, as described above, all decisions with respect to any disposition of the Shares will be made exclusively by the Investment Advisor in accordance with applicable fiduciary duties under ERISA. Therefore, unlike in the case of a typical underwritten primary offering, the Company will have no influence over, or prior notice of, the timing or manner of any disposition of the Shares. ERISA prohibits the Trust from acting as a conduit for the Company or otherwise making decisions intended to benefit, or in coordination with, the Company. Moreover, although the Investment Advisor may elect to sell some or all of the Shares in the near term, it is equally possible that the Investment Advisor will elect to retain all of the Shares indefinitely. In addition, the Contribution will involve a small number of shares in relation to the Company’s currently outstanding stock (approximately 3%) and the Trust is clearly not in the business of underwriting securities. Finally, again unlike an underwritten primary offering, the Contribution is not being made for capital raising purposes, but instead to satisfy partially the Company’s funding obligations with respect to the Trust.
4. We note that you have checked the box on your registration statement cover page indicating that the shares being registered will be offered on a delayed or continuous basis pursuant to Securities Act Rule 415. Please tell us the provision of Rule 415 on which you are relying.
For the reasons described in the responses to Comments 2 and 3, the Company is relying on Rule 415(a)(1)(i), as an offering “solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.”
Selling Securityholders, page 19
5. We note your statement that “[w]hen [you] refer to the “selling securityholders” in this prospectus or any prospectus supplement, [you] mean those persons listed in the table below, as well as the pledgees and donees of the selling securityholder’s interests.” Please be advised that your registration statement must identify and provide the information required by Item 507 of Regulation S-K with respect to all known selling securityholders. You may add or substitute selling stockholders through the use of Rule 424(b) prospectus supplements under limited conditions. For guidance, refer to Question 140.03 of the Regulation S-K Compliance and Disclosure Interpretations, available on our website at: http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. Please confirm your understanding of this obligation.

We have revised the Registration Statement to make clear that the Trust is the only contemplated selling stockholder. We confirm our understanding of the limits on the Company’s ability to add or substitute additional selling stockholders.
6. If currently there are no pledgees or donees of the Westmoreland Retirement Plan Trust’s interests, please revise your prospectus to refer consistently to one selling securityholder, as opposed to “selling securityholders” in the plural.
We have revised the Registration Statement to reflect the Staff’s comment.
Incorporation of Certain Documents by Reference, page 23
7. We note that this section does not explicitly cover reports filed during the waiting period. If you file any new reports pursuant to Exchange Act Section 15(d) before the desired effective date of your registration statement, you will need to identify the report (and any subsequent Exchange Act reports) in your incorporation by reference section prior to effectiveness. Refer to Question 123.05 of the Securities Act Forms Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml.
In any amendment filed prior to effectiveness, the Company will identify any filings made under the Securities Exchange Act of 1934, as amended. In addition, the Form S-1/A includes a statement in the section captioned “Information Incorporated by Reference” indicating that all documents filed subsequent to the initial registration statement and prior to effectiveness will be incorporated by reference into the prospectus included in the Registration Statement.
Exhibit 5.1
8. We note that the legality opinion includes significant assumptions about the actual issuance of the plan shares, which the prospectus indicates may take place “from time to time” in the future. While we permit the legality opinion in the registration statement for a delayed shelf offering that is declared effective to include significant assumptions about the actual, future issuance of the securities, you must file an amended or “clean” opinion as an exhibit to the registration statement whenever a takedown occurs. Further, the amended or “clean” opinion may not include the assumptions permitted in the earlier opinion. Please confirm your understanding of the legality opinions permitted and required for a delayed shelf offering. For guidance, refer to Question 212.05 of the Securities Act Rules Compliance and Disclosure Interpretations, available on our website at: http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.
We confirm our understanding of the legality opinions permitted and required for a delayed shelf offering. A revised “clean” opinion of counsel is attached to the Form S-1/A and reflects the fact that all of the Shares will be contributed to the Trust in a single transaction.

Registrant’s Closing Comments
We acknowledge a) that we are responsible for the adequacy and accuracy of the disclosure in the filing, b) that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and c) that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We have endeavored to provide you with everything requested. Should you find that we have omitted information or should you have additional questions or comments, please contact the undersigned at (719) 448-5819.

Sincerely,
/s/ Jennifer S. Grafton
Jennifer S. Grafton
General Counsel and Secretary